

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2015

Mr. Eric L. Gerratt
Chief Financial Officer and Treasurer
US Ecology, Inc.
251 East Front Street, Suite 400
Boise, Idaho 83702

> **Re:** **US Ecology, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Period Ended March 31, 2015**
> **Filed May 4, 2015**
> **Response dated July 7, 2015**
> **File No. 0-11688**

Dear Mr. Gerratt:

We have reviewed your response letter dated July 7, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Critical Accounting Policies

Disposal Facility Accounting, page 54

1. We note your response to comment 1 of our letter dated June 24, 2015. Your proposed disclosures indicate that you are recording disposal facility retirement obligations as a liability in the period in which the landfill is placed into service and waste is initially disposed in the landfill. Please help us better understand how you determined the obligations should be recorded when the landfill is placed into service and waste is initially disposed pursuant to ASC 410-20, including what consideration was given as to whether the obligations should rather be recorded as the disposal capacity is consumed. Please also refer to ASC 360-10-55-3.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant